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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
                      13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)

                         PARKVALE FINANCIAL CORPORATION
                         ------------------------------
                                (Name of Issuer)

                         Common Stock ($1.00 par value)
                         ------------------------------
                                 Title of Class

                                   701492 10 0
                                   -----------
                                 (CUSIP Number)

                               December 31, 2003
                               -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)
-----

  x      Rule 13d-1(c)
-----

         Rule 13d-1(d)
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                                Page 1 of 4 Pages


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CUSIP No. 701492 10 0               13G                       Page 2 of 4 Pages

1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert J. McCarthy, Jr.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                  -----
                                                              (b)
                                                                  -----

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORIGIN
                                                     United States

NUMBER OF         5.  SOLE VOTING POWER
SHARES                                               344,070 shares
BENEFICIALLY      6.  SHARED VOTING POWER
OWNED BY                                             121,554 shares
EACH              7.  SOLE DISPOSITIVE POWER
REPORTING                                            267,739 shares
PERSON WITH       8.  SHARED DISPOSITIVE POWER
                                                     197,885 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     465,624 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED B AMOUNT IN ROW 9
                                                                       8.35%

12.      TYPE OF REPORTING PERSON*
                                                                       IN


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CUSIP No. 701492 10 0                    13G                  Page 3 of 4 Pages

Item 1(a)         Name of Issuer:                Parkvale Financial Corporation

Item 1(b)         Address of Issuer's Principal
                  Executive Offices:                  4220 William Penn Highway
                                                      Monroeville, PA 15146

Item 2(a)         Name of Person Filing:         Robert J. McCarthy, Jr.
                                                 Director, President and
                                                 Chief Executive Officer of
                                                 Issuer

Item 2(b)         Address of Principal Business
                  Office:                       Parkvale Financial Corporation
                                                4220 William Penn Highway
                                                Monroeville, PA 15146

Item 2(c)         Citizenship:                  United States

Item 2(d)         Title of Class of Securities: Common Stock, par value
                  $1.00 per share

Item 2(e)         CUSIP Number:                701492 10 0

Item 3            This Statement is Filed Pursuant to Rule 13d-1(c)

Item 4            Ownership:
                  (a) Robert J. McCarthy, Jr. ("the Reporting Person") beneficially owns 465,624 shares of the Common Stock, par value $1.00, of Parkvale Financial Corporation ("the Issuer").
                  (b)      The 465,624 shares held by the Reporting Person
                           represents 8.35% of the class.
                  (c)      Number of shares as to which person has:
                           (i)   Sole power to vote or to
                                 direct the vote                 344,070
                           (ii)  Shared power to vote or to
                                 direct the vote                 121,554
                           (iii) Sole power to dispose or to
                                 direct the disposition of       267,739
                           (iv)  Shared power to dispose or
                                 to direct the disposition of    197,885

         The 344,070 shares as to which the Reporting Person has sole voting power include 164,360 shares owned directly, 56,364 shares allocated under the Issuer's Employee Stock Ownership Plan (ESOP), 19,967 shares allocated under the Issuer's Supplemental Executive Benefit Plan (SEBP), 17,254 shares that are held by the Reporting Person as custodial for his children and 86,125 shares that may be received upon exercise of currently exercisable stock options (includes 15,000 shares exercisable effective January 1, 2004). The l21,544 shares as to which the reporting Person has shared power to vote or direct the vote include 21,463 shares allocated under the Issuer's Deferred Compensation Plan (DCP), 34,716 shares allocated under the issuer's Executive Deferred Compensation Plan
(EDCP) and 65,375 allocated under the Issuer's Deferred Compensation Agreement
(DCA). The 197,885 shares as to which the Reporting Person has shared power to dispose or direct the disposition of include 56,364 shares allocated under the ESOP, 19,967 shares allocated under the SEBP, 21,463 shares allocated under the DCP, 34,716 shares allocated under the EDCP, 65,375 allocated under the DCA, 5,076 shares of which were acquired on January 2, 2004.


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CUSIP No. 701492 10 0               13G                       Page 4 of 4 Pages

Item 5            Ownership of Five Percent or Less of a Class:
                           Not Applicable

Item 6            Ownership of More than Five Percent on behalf of Another
                  Person:
                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                           Not Applicable

Item 8            Identification and Classification of Member of the Group:
                           Not Applicable

Item 9            Notice of Dissolution of Group:
                           Not Applicable

Item 10           Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
                                            By: /s/ Robert J. McCarthy, Jr.
                                                -------------------------------
                                                Robert J. McCarthy, Jr.